UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 033-38119-C

For the filing of Form 10-KSB for the period ending December 31, 2002

PART I — REGISTRANT INFORMATION

Voice and Wireless Corporation
Suite 654 — Interchange Tower, 600 South Highway 169
Minneapolis, Minnesota 55426

PART II — RULES 12b-25(b) AND (c)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report on Form 10-KSB, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB could not be filed within the prescribed time period.

The Registrant is in the process of compiling information for the fiscal year ended December 31, 2002 for the Form 10-KSB, all of which information has not yet been received. Further, the Registrant has liquidity problems, due to the recession, which has caused a delay in completing the audit.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Mark Haggerty (Name)	952 (Area Code)	546-2075 (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? Yes, they have been filed.

However, our auditors have not reviewed the 10-QSB for the third quarter of 2002, and this filing. Further, our former CFO, Jeff Etten, recently resigned, and neither our new CFO, Keith Witter, nor our attorney has reviewed this filing.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No.

Gross revenues are estimated to have been $100,000 more in 2002 than for the same period in 2001. Losses in 2002 will still be high with adjustments for discontinued operations and increased accrued expenses. Notwithstanding, it is estimated that the loss for 2002 will be lower than the Registrant’s losses in 2001.

Voice and Wireless Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	3/31/03	By /s/ Mark Haggerty Mark Haggerty Its President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).